EXHIBIT 99.1

Cellectis and Imagine Institute Publish A Proof-Of-Concept Study of a Gene Surgery Candidate to Treat Activated Phosphoinositide 3-Kinase Δ Syndrome Type 1 (APDS1)

NEW YORK, Oct. 12, 2023 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today the publication of a new research paper in Molecular Therapy – Methods & Clinical Development, demonstrating the efficacy of its TALEN-mediated gene correction of mutated PIK3CD gene in APDS1 T-cells.

The research work described in this article was jointly conducted by Imagine Institute and Cellectis teams.

About APDS1:

Activated phosphoinositide 3-kinase δ syndrome (also known as APDS type 1 or APDS1) is a rare but devastating disease caused by gain-of-function mutations in the PIK3CD gene and resulting in a combined immunodeficiency.

Approved treatments for APDS1 consist in prophylactic measures including long term antibiotics and Ig (immunoglobulin) replacement therapy.

Allogeneic hematopoietic stem/progenitor cell (HSPC) transplantation has been proposed as a definitive treatment for APDS1. However, the lack of compatible donor as well as graft failure, graft instability, and poor graft function are still major challenges that must be overcome to reach a positive therapeutic outcome. Thus, so far there are neither optimal nor long-term therapeutic solutions for APDS1 patients and new alternative treatments are highly regarded.

The study published here aims at exploring an alternative therapeutic strategy by correcting the mutated PIK3CD gene associated to APDS1 by gene editing. This article describes a TALEN®-mediated gene insertion strategy that allows targeted correction of the dominant gain-of-function mutation of the PIK3CD gene by insertion of a functional sequence in a precise manner. Results show efficient gene insertion in APDS1 patients’ T-cells, normalization of PI3K signaling and rescue of T-cell cytotoxic functions.

Preclinical results demonstrated that:

  The PIK3CD gene can be efficiently corrected by TALEN®-mediated gene insertion of the functional PIK3CD DNA sequence vectorized by AAV, in healthy donor and APDS1 patient T-cells.
  TALEN®-mediated PIK3CD gene correction rescues PI3K signaling in APDS1 patient T-cells.
  TALEN®-mediated PIK3CD gene correction normalizes the transcriptomic status of APDS1 patient CD8+ T-cells and rescues their cytolytic activity.

In summary, we demonstrate that the PIK3CD dominant gain of function mutation associated to APDS1 can be successfully corrected in APDS1 patient T-cells using TALEN® gene editing and AAV-based DNA repair matrix. This correction rescues the cytolytic function of APDS1 T-cells, normalizes their intracellular phospho-AKT levels found at basal and at activated states as well as the transcriptomic signature of certain genes involve in T-cells’ cytolytic function, activation, and fitness.

“This successful demonstration of PIK3CD gene correction warrants the development of a gene therapy approach to treat p110δ dysregulations in a long-term fashion. This proof-of-concept study paves the way for the future development of a bona fide gene surgery candidate to potentially cure APDS1” said Julien Valton, Ph.D., Vice President Gene Therapy at Cellectis.

Rescuing the Cytolytic Function of APDS1 Patient T-cells via TALEN-mediated PIK3CD Gene Correction

Poggi L.1,2, Chentout L.1,2, Lizot S.3, Boyne A. 4, Juillerat A.4, Moiani A.3, Luka M.5,6, Carbone. F 5,6, Ménager M M. 5,6, Cavazzana M.1,7, Duchateau P.4, Valton J.3*, Kracker S.1,2*

1 Université de Paris Cité, Imagine Institute, Paris, France
2 Laboratory of Human Lymphohematopoiesis, INSERM UMR 1163, Paris, France
3 Cellectis, 8 rue de la Croix Jarry, 75013 Paris, France
4 Cellectis, Inc., 430 East 29th Street, New York, NY 10016, USA.
5 Université de Paris Cité, Imagine Institute, Laboratory of Inflammatory Responses and Transcriptomic Networks in Diseases, Atip-Avenir Team, INSERM UMR 1163, F-75015 Paris, France
6 Labtech Single-Cell@Imagine, Imagine Institute, INSERM UMR 1163, F-75015 Paris, France.
7 Biotherapy Clinical Investigation Center, Groupe Hospitalier Universitaire Ouest, Assistance Publique-Hôpitaux de Paris, INSERM, Paris, France

* Corresponding authors Julien Valton and Sven Kracker (julien.valton@cellectis.com and sven.kracker@inserm.fr, respectively)

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “expect,” “plan,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the potential benefit and potential development of the Company’s preclinical product candidates. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2022 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contacts:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

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